Exhibit 99.69

WonderFi Announces January App Launch

Vancouver, British Columbia--(Newsfile Corp. - December 9, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced the launch date of the WonderFi App, a simple and free app that makes it easy for everyday users to access the high-growth area of decentralized finance ("DeFi"). The WonderFi app will be released on desktop on January 25, 2022, with mobile app releases to follow.

"The WonderFi app empowers anyone with a mobile phone to access DeFi, regardless of their background or experience in the sector," said WonderFi CEO Ben Samaroo. "We're committed to providing fair and equal access to DeFi and lowering the barriers to entry for everyone."

DeFi is a new technology which cuts out the middleman in traditional centralized finance, like banks and brokerages. With the total locked value (TVL) of DeFi markets having tripled over the last year to nearly $85 billion, interest in cryptocurrency has ramped up, with investors drawn to the ease of conducting their own transactions and the high earnings potential. But for most consumers, DeFi is overwhelming and difficult to access - an exclusive area of finance accessible to only experts and traders.

WonderFi is backed by strategic investors such as Alameda Research and FTX's Sam Bankman-Fried, Shark Tank's Kevin O'Leary, and Gen-Z influencer and investor Josh Richards.

"DeFi can be extremely complex-it's not 'consumerized' in the way that traditional banking and investments are, and managing compliance and risk can be an issue, so it's out of reach for most people. When my own daughter came to me looking to invest in DeFi, there was no feasible way for her to get started," said O'Leary. "WonderFi has solved that problem with a platform that makes it easy for anyone to get started, to earn more and manage all of their assets in one trusted platform."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the release date of the WonderFi app on desktop and mobile.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/107164